Exhibit 1

Financial Notice

July 30, 2009

GDF SUEZ announces its intent to
deregister its ADRs and terminate its U.S. reporting obligations

GDF SUEZ announced today its intention to terminate its registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) and terminate its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

GDF SUEZ’s reporting obligations under the Exchange Act will be suspended immediately upon the filing of a Form 15F and GDF SUEZ shall no longer submit any reports to the U.S. Securities and Exchange Commission (SEC). The deregistration is expected to become effective 90 days after the filing of the Form 15F if there are no objections from the SEC.

Nevertheless, GDF SUEZ, which values its US investors, will facilitate direct investments by them in its capital through the French market, as the Group is listed on Euronext Paris and through a Level 1 ADR program it intends to maintain in the US for those wishing to continue to hold their ADRs.

Finally, GDF SUEZ reaffirms its determination to continue to develop in North America where it generated some EUR 5 billion in revenues in 2008 and has more than 4,000 employees.

About GDF SUEZ

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as  flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 200,000 people worldwide and achieved revenues of €83.1 billion in 2008. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices:  CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.